FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs 500 Bourke Street, Melbourne Victoria 3000 Australia

www.nabgroup.com

ABN 12 004 044 937
ASX Announcement

Tuesday 12 September 2006

National Australia Bank hybrid Tier 1 capital issue

Further to an announcement on 7 September 2006, National Australia Bank today announced an issue of A$400 million hybrid Tier 1 National Capital Instruments (“NCIs”).

The securities carry a floating distribution at a rate of 0.95% over 3 month BBSW, accumulating from 18 September 2006  to and including 30 September 2016 (the “Step-Up Date”), and at a rate of 1.95% over 3 month BBSW after the Step-Up Date.  The perpetual securities are callable by the National on the occurrence of certain events, on the Step-Up Date and on any distribution payment date on the NCIs thereafter, subject to the prior approval of APRA.

National Australia Bank Finance Director, Michael Ullmer, said that the deal was supported by a large number of Australian institutional investors.  This issue of Tier 1 securities provides the National with capital flexibility, and reinforces its relationships with this important investor base.

This issue of hybrid Tier 1 capital is consistent with the National’s objective of efficient capital management and is part of National’s ongoing capital management strategy.  The proceeds from the Tier 1 issue will be used for general business purposes.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

This statement does not constitute an offer of any securities for sale.  The securities offered will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 12 September 2006	Name: Brendan T Case
Title: Associate Company Secretary